Exhibit 99.2

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended March 31, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 709	$ 1,368	$ 512	$ 397	$ 77	$ (7)	$ (52)	$ 3,004
Cost of Sales and Other Operating Expenses	514	1,191	474	299	70	10	10	2,568
Depreciation & Amortization	75	69	7	12	3	-	3	169
Operating Income (Loss)	120	108	31	86	4	(17)	(65)	267
Other Income (Expense), Net	4	(2)	-	-	-	-	9	11
Income (Loss) before Interest & Taxes [1]	124	106	31	86	4	(17)	(56)	278
Net Interest Expense (Income) [2]	24	12	2	(7)	1	1	13	46
Income Tax Expense (Benefit)	38	39	4	39	(1)	(8)	(48)	63
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	46	-	12	-	-	58
Discontinued Operations	-	-	-	-	-	-	1	1
Net Income (Loss)	$ 62	$ 55	$ 71	$ 54	$ 16	$ (10)	$ (20)	$ 228

Three Months Ended March 31, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 722	$ 1,425	$ 780	$ 396	$ 76	$ -	$ (63)	$ 3,336
Cost of Sales and Other Operating Expenses	556	1,258	578	314	70	10	(19)	2,767
Depreciation & Amortization	67	66	7	11	3	-	3	157
Operating Income (Loss)	99	101	195	71	3	(10)	(47)	412
Other Income (Expense), Net	2	-	(1)	1	1	(1)	2	4
Income (Loss) before Interest & Taxes [1]	101	101	194	72	4	(11)	(45)	416
Net Interest Expense [2]	19	15	16	6	-	-	28	84
Income Tax Expense (Benefit)	35	37	62	25	3	(6)	(48)	108
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	-	-	10	-	-	10
Discontinued Operations	-	-	-	-	-	-	21	21
Net Income (Loss)	$ 47	$ 49	$ 116	$ 41	$ 11	$ (5)	$ (4)	$ 255

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.